RED METAL RESOURCES LTD. 1130 West Pender St, Unit 555 Vancouver, BC, V6E 4A4

Red Metal Induced Polarization (IP) Survey Underway at Carrizal Property

VANCOUVER, BC, APRIL 28, 2026 - RED METAL RESOURCES LTD. ("Red Metal" or the "Company") (CSE: RMES, OTCPINK: RMESF, FSE: I660) is pleased to announce the geophysical crew from Geophysical Studies Chile has mobilized to site and begun working on an induced polarization (IP) survey spanning 37 line-kilometres at Carrizal.

Induced Polarization (IP) Survey at Carrizal

A survey crew from Geophysical Studies Chile out of La Serena, Chile, has mobilized to the Carrizal Property and an IP survey is now underway.

As previously outlined in the Company's press release dated April 2nd, 2026, the target at the Carrizal Property is a structurally controlled, vein-style, Iron Oxide Copper-Gold system, with surface veins running over 12 km in strike length and to known depths of approximately 200 m (https://www.redmetalresources.com/_resources/News%20Releases/20260204.pdf).

Work is underway at one of two proposed IP grids. A total of 37 line-kilometres of IP are planned in this phase of exploration, with a northern target consisting of 25 line-kilometres and a southwestern target consisting of 12 line-kilometres. As of April 22nd, crews have laid out 7.5 km of cable in the northern grid.

The ongoing IP survey on the Carrizal Property will collect chargeability data associated with sulfide mineralization, reaching depths of approximately 500 m. The results of this survey will add significant information about the conductivity and sulfide content in surface veins as well as those yet unidentified at depth.

Figure 1 - Crew from Geophysical Studies, out of La Serena, Chile.

RED METAL RESOURCES LTD. 1130 West Pender St, Unit 555 Vancouver, BC, V6E 4A4

Figure 2 - IP crews in the field at the Carrizal Property.

RED METAL RESOURCES LTD. 1130 West Pender St, Unit 555 Vancouver, BC, V6E 4A4

Figure 3 - IP crew laying out chargeability cables at the southern grid location

Red Metal Resources President and CEO, Caitlin Jeffs, stated, "We are excited that the geophysical crews have arrived on site and the IP survey has begun. New targets are being developed from this exploration work, strengthening the potential for further copper, gold, and cobalt mineralization to be discovered."

Next Steps
The next steps to further develop the priority targets at Carrizal:

• An ongoing IP survey, including 3D inversions of chargeability and resistivity data to complement LiDAR and mapping, generating both surface and subsurface targets.

• Drill Planning: Results will be used to generate a drill program targeting the expansion of previously drilled targets, along with newly developed targets.  The combined information from the LiDAR structural interpretation, surface grab sampling and IP survey outlining potential sulfide mineralization up to 500 m depth will be incorporated into high confidence drill targets.

Qualified Person

The technical content of this news release has been reviewed and approved by Caitlin Jeffs, P. Geo, who is a Qualified Person ("QP") as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects.

RED METAL RESOURCES LTD. 1130 West Pender St, Unit 555 Vancouver, BC, V6E 4A4

About Red Metal Resources Ltd.

Red Metal Resources is a mineral exploration company focused on growth through acquiring, exploring and developing clean energy and strategic minerals projects. The Company's current portfolio includes the Company's Chilean projects, located in the prolific Candelaria Iron Oxide Copper-Gold (IOCG) belt of Chile's coastal Cordillera, as well as the 100% owned Ville Marie claims in Quebec, Canada.

Red Metal is quoted on the Canadian Securities Exchange under the symbol RMES, on the OTC Link alternative trading system on the OTC Pink marketplace under the symbol RMESF, and on the Frankfurt Stock Exchange under the symbol I660.

For more information, please visit www.redmetalresources.com.

Contact:

Red Metal Resources Ltd.

Caitlin Jeffs, President & CEO

1-866-907-5403

invest@redmetalresources.com

www.redmetalresources.com

Forward-Looking Statements - All statements in this press release, other than statements of historical fact, are "forward-looking information" within the meaning of applicable securities laws. Red Metal provides forward-looking statements for the purpose of conveying information about current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. By its nature, this information is subject to inherent risks and uncertainties that may be general or specific, and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. These risks and uncertainties include but are not limited to the ability to raise adequate financing, receipt of required approvals, as well as those risks and uncertainties identified and reported in Red Metal's public filings under its SEDAR+ profile at www.sedarplus.ca. Although Red Metal has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Red Metal disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise unless required by law.

Neither the Canadian Securities Exchange nor the Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.